UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-34238

THE9 LIMITED

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

EXPLANATORY NOTE

On December 30, 2020, The9 Limited (the “Company”) furnished its unaudited interim consolidated financial statements as of and for the six months ended June 30, 2020 (the “Original Filing”). This Form 6-K is being furnished to correct error in the Original Filing by furnishing the Company’s restated unaudited interim consolidated financial statements as of and for the six months ended June 30, 2020.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Corrections to the Form 6-K Furnished on December 30, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By	:	/s/ George Lai
Name:	:	George Lai
Title:	:	Director and Chief Financial Officer

Date: March 23, 2021